CONFIDENTIAL TREATMENT REQUESTED

BY INTELLON CORPORATION: ITLN-0002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****]”.

October 3, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso Tom Jones Angela Crane Kevin Kuhar

	Re:	Intellon Corporation Registration Statement on Form S-1 File No. 333-144520 Initially Filed on July 12, 2007

Ladies and Gentleman:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 14, 2007 relating to the Company’s Amendment Number 2 to the Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on August 28, 2007 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 3.

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In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in Amendment No. 3. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3. References to “we,” “our” or “us” mean the Company or its advisor, as the context may require.

Prospectus Summary, page 1

1.	We note your disclosure regarding “powerline-to-Ethernet adapters” in response to prior comment 3. If it is true that most of your products to date have been used to connect computers within a home through existing electrical wiring, please say so clearly and directly without use of technical terms or industry jargon. Provide this disclosure with equal prominence as the other applications that you mention on page 1.

RESPONSE TO COMMENT 1:

The Company supplementally advises the Staff that most of the Company’s products to date have not been used to connect computers to each other within a home. In an effort to improve clarity, the Company has revised the disclosure accompanying the graphic and the disclosure on page 1 of the Prospectus Summary in response to the Staff’s comment. In the Prospectus Summary, the revised disclosure precedes the discussion of other applications to make it clear that to date most of the Company’s HomePlug integrated circuit (“IC”) products have been used in powerline-to-Ethernet adapters to provide connectivity between broadband modems or routers and personal computers, set-top boxes, gaming consoles and other electronic products, through the existing electrical wiring within a home.

HomePlug powerline communications solutions for our digital home..., page 11

2.	Please refer to prior comment 7. Please expand the Business section to disclose three-year historic revenue by each of the product classes other than the one class identified by the percentages on page 11. See Regulation S-K Item 101(c)(1)(i).

The Company has revised disclosure on pages 56-57 of Amendment No. 3 to update the Business section to more fully detail the sales of our ICs during the past three years.

Powerline technology is subject to significant technical challenges ..., page 16

3.	With a view toward clarification of your added disclosure, please tell us whether your product is compatible with arc fault circuit interrupters.

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RESPONSE TO COMMENT 3:

The Company supplementally confirms to the Staff that the Company’s IC products are compatible with arc fault circuit interrupters (“AFCIs”). However, as indicated in the disclosure on page 16, devices that cause noise or attenuation on the powerline may have an adverse effect on the quality of the powerline communications and may cause powerline communications to be unable to provide reliable data transmission capacity required by some customers and may be an ineffective connectivity solution in some environments. The degree of adverse impact depends on a large number of factors, including the number and combination of devices creating noise or attenuation in a home, the timing, spectrum and extent of the noise and the throughput required for the specific powerline connectivity application. With respect to AFCIs specifically, the Company believes that the adverse impact of AFCIs made by the leading manufacturers of those devices is either non-existent or immaterial. However, the Company has seen attenuation from the AFCIs from one manufacturer with a small market share in the U.S. that could have the adverse effects described above in some applications and environments. The Company has revised disclosure on pages 16 and 17 to clarify and has expanded the disclosure in the risk factor to address the risks of the devices that cause noise and attenuation on the powerline.

The Company has also added disclosure with respect to the effect of surge protectors. The Company supplementally advises the Staff that while surge protectors may cause attenuation that cause powerline communication devices plugged into the surge protector to be ineffective, the Company’s customers provide instructions with their products that use the Company’s ICs which advises buyers to avoid this problem by either (i) plugging HomePlug-based products directly into existing outlets rather than into surge protectors (HomePlug-based reference designs and products include built-in surge protector circuits), or (ii) using HomePlug-compatible surge protectors. Consequently, in practice, the Company has not found that surge protectors constrain deployment of products using the Company’s ICs.

Claims that we have infringed upon third-party intellectual property rights ..., page 17

4.	With a view toward clarification of the additional disclosure mentioned in your response to prior comment 9, please tell us whether you are currently aware that you are using third-party intellectual property without a license and the scope of your products involved.

RESPONSE TO COMMENT 4:

The Company supplementally advises the Staff that the Company is not currently aware that it is using any valid intellectual property rights held by others without a license except for one patent of a third party who has obligations to license the necessary claims under that patent to the Company pursuant to a membership agreement with the HomePlug Powerline Alliance, Inc. As that third party is marketing a product based on the HomePlug 1.0 specification that uses a number of patents held by the Company, the Company is in negotiations with the third party with respect to a cross license. The patent held by the third party is applicable to all of the Company’s HomePlug ICs, although the Company has not completed its investigation of the

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validity of the claims of the patent. We have not received any notice of infringement with respect to this patent. The Company may nevertheless, from time to time in the ordinary course of its business, still seek to obtain licenses from third parties with respect to intellectual property that the Company does not believe it infringes or with respect to patents that the Company, based on advice of counsel, believes are invalid, in order to reduce the risks, costs and management diversion from litigation with a third party that may otherwise seek to assert a claim. The Company has revised the disclosure on page 18 to clarify the foregoing in response to the Staff’s comments.

Use of Proceeds, page 31

5.	We note your response to prior comments 13 and 14. Given that you have no plans for the proceeds while your affiliates will benefit from this offering, the disclosure in this section regarding the purpose of the offering should address or clearly cite a section of the prospectus that describes and quantifies the interests of each of your affiliates in the offering, including the vesting of options and restricted stock mentioned on page 105.

RESPONSE TO COMMENT 5:

The Company has revised disclosure on page 31 of Amendment No. 3 to provide that it has no plans to apply the proceeds of the offering in a manner that would directly benefit the affiliates of the Company. Notwithstanding the foregoing, the Company has revised the disclosure on page 31 to provide a citation to “Certain Relationships and Related Party Transactions — Interests of Our Affiliates in the Offering” on page 116 that describes and quantifies the interests of the Company’s affiliates and certain stockholders in the offering, including the vesting upon completion of this offering of certain options and restricted stock held by affiliates of the Company.

Intellectual Property, page 65

6.	Please refer to prior comment 25. Please clarify the scope of your patents that are not subject to your obligations to license property to alliance members.

The Company has revised disclosure on page 66 of Amendment No. 3 in accordance with the Staff’s comment.

7.	Please refer to prior comment 26. Please disclose the duration, termination provision and the scope of the property involved with the technology collaboration and license agreement. For example, we note section 10 of the agreement concerning the duration and termination provision.

RESPONSE TO COMMENT 7:

The Company has revised disclosure on page 11 of Amendment No. 3 in accordance with the Staff’s comment with respect to the duration and the termination provision of the license with Intel. The Company respectfully submits that it has provided a reasonable description of the

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intellectual property covered by the license and the uses that may be made of the licensed property by Intel. The Company further submits that it is currently seeking confidential treatment of any more detailed information about the scope of the intellectual property covered by the license, and has disclosed the material portions of the Intel license not subject to the confidential treatment request.

Facilities, page 69

8.	Please file as an exhibit your August 1, 2007 lease agreement.

RESPONSE TO COMMENT 8:

The Company has filed as exhibit 10.24 with this Amendment No. 3 the Offer to Sublease dated June 22, 2007 between the Company and PlateSpin Ltd. and the underlying lease of such facility to PlateSpin Ltd. from Lead Sky Enterprises Limited dated January 1, 2006, which together constitute the Sublease Agreement for the Company’s Toronto, Ontario facility.

Base Salaries, page 81

9.	Please refer to first bullet of prior comment 31. Please clarify how the board chose the percentage increase to recognize the improved business and operating condition. If the decision was based on a subjective analysis, please say so clearly.

RESPONSE TO COMMENT 9:

The Company has revised the disclosure on pages 83-84 of Amendment No. 3 in accordance with the Staff’s comment.

10.	Please refer to the second bullet of prior comment 31. Please replace general identical statements about compensation decisions with specific information. For example, provide specific information to describe how the committee determined that the revised 2006 base salary for Mr. Harris and Mr. Casby “remained competitive.” If the decision was based on a subjective analysis, please say so clearly.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure on pages 83-84 of Amendment No. 3 in accordance with the Staff’s comment.

11.	Please revise the disclosure to respond to the first sentence of the third bullet of prior comment 31. Also, revise pages 85 and 87 to provide specific information about how the committee determined the size of Mr. Furtney’s discretionary bonus and equity grants.

RESPONSE TO COMMENT 11:

The Company has revised the disclosure on pages 83-84, 88 and 90-91 of Amendment No. 3 in accordance with the Staff’s comment.

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12.

Please refer to the fifth bullet of prior comment 31. Please describe the specific components of the performance of Mr. Furtney’s job that were the basis for increasing his 2007 compensation above the 50th percentile target.

RESPONSE TO COMMENT 12:

The Company has revised the disclosure on page 85 of Amendment No. 3 in accordance with the Staff’s comment.

Short-Term Cash Incentive Awards, page 82

13.	Please refer to prior comment 32. Please provide us a detailed analysis clearly demonstrating that the information can be excluded under Instruction 4 to Regulation S-K Item 402(b). Please note that the standard you should use is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act.

RESPONSE TO COMMENT 13:

The Company has revised the disclosure on pages 88-88 of Amendment No. 3 in accordance with the Staff’s comment to provide more detail concerning the components of the individual goals for Messrs. Earnshaw, Casby and Carr. The Company, however, has not provided disclosure about certain details of specific company or individual goals as this disclosure would result in competitive harm to the Company for the reasons set forth below. The Company has disclosed on pages 86 and 87 how difficult it will be for the executive to achieve the undisclosed target levels in accordance with Instruction 4 to Regulation S-K Item 402(b). The Company respectfully submits to the Staff that this disclosure coupled with the increased description of the individual goals meets the policy and intent of the disclosure requirement while preventing the competitive harm that would result from the disclosure of the details of the specific product, customer and financial targets contained in the individual goals.

The Company respectfully submits to the Staff that, pursuant to Instruction 4 to Regulation S-K Item 402(b), for competitive reasons the Company does not publicly disclose its specific target goals regarding its quantitative or qualitative performance-related factors. The Company considers these performance targets sensitive, confidential information. Disclosure would cause the Company competitive harm by enabling competitors to unfairly understand the Company’s overall business strategy, pricing and cost data, engineering design and development plans, and internal operating and hiring plans. Competitors could use this confidential information to unfairly compete against the Company by, among other things, engaging in unfair pricing and negotiating tactics with respect to both customers and employees that would be highly detrimental to the Company’s business.

More specifically, disclosure of the Company’s revenue and cost targets, given the discrete number of HomePlug products, could enable competitors to gain an advantage in determining competitive pricing and therefore offer marginally more favorable terms. See, e.g. Burke Energy

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Corp. v. D.O.E., 583 F. Supp. 507 (D. Ka. 1984). The court in Burke Energy Corp. observed that the release of confidential sales, costs and operating data would likely cause substantial harm to the competitive position of a company by permitting competitors to acquire private information about a company’s pricing policies and enabling competitors to unfairly solicit a company’s customers with competitive terms. In addition, disclosure of performance targets related to revenue growth and cost goals could alert competitors to strategic initiatives of the Company. Providing competitors with valuable knowledge of the Company’s business strategy would result in competitive harm to the Company including compromising the Company’s future customer initiatives and product deployment plans. Further, disclosure of the Company’s revenues and internal operating and financial performance targets could enable competitors to better forecast how close the Company is to becoming cash flow positive. Larger and better capitalized competitors could use this information to the Company’s disadvantage by claiming that the Company is not as financially stable to service its products in the future. Such disclosure could also better position competitors and executive recruiters to more easily target and solicit our key management talent. Disclosure of confidential revenue and cost metrics could also compromise the Company’s ability to negotiate agreements with its customers. Customers could use such confidential information to adjust their own negotiating strategies and thereby limit the Company’s success in achieving more favorable terms with its customers.

Disclosure of the Company’s confidential research and development and design win goals would provide competitors with insight into trade secret information about the Company’s product design and development plans. This information could be used by competitors to better understand the Company’s internal development process and innovative, proprietary features to be included in future product versions. Competitors could gain insight into the Company’s future product roadmap and deployment plans. Competitors would therefore be better positioned to match the Company’s future product offerings which would cause considerable competitive harm to the Company’s business.

14.	Please refer to prior comment 33. Please show us your calculations that demonstrate that the percentages mentioned in the last full paragraph on page 83 were taken into consideration to establish the amount of awards granted in 2006 as disclosed on page 85 and in Appendix A.

The Company supplementally responds that the percentages mentioned on page 86 of Amendment No. 3 represent the ACIP award targets equal to a percentage of the employees’ base salaries during 2006. The percentages were the baseline in establishing the amount of awards granted in 2006 as disclosed in the table on page 88 of Amendment No. 3. The Company has modified the disclosure on pages 86-88 of Amendment No. 3 to clarify and reconcile to the table on page 88. The Company supplementally advises the Staff that the table below reconciles the calculations of the actual payments under the ACIP to the target ACIP amounts for each executive:

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	Base Salary	ACIP Targets (as a % of Base Salary)	ACIP Targets (in $)	Actual ACIP Awards Paid (in $)	Actual ACIP Awards (as a % of Targets)
Charles E. Harris	$300,000	60%	$180,000	$169,560	94%
Rick E. Furtney	92,948	50	46,474	43,779	94
William E. Earnshaw	183,750	24	44,100	40,418	92
William P. Casby	174,417	12	20,930	19,287	92
Brian R. Carr	180,000	12	21,600	17,690	82

Please note that the target ACIP award for Mr. Harris was $180,000 or 60% of his adjusted base salary of $300,000. In September 2006, the compensation committee increased the base salary of Mr. Harris by $25,000 to $300,000, and concluded it was appropriate to set his 2006 ACIP award target on his base salary, as adjusted. The Company has modified the disclosure on page 83 of Amendment No. 3 to provide clarification as to this decision by the committee.

In addition, as we discuss on page 86, for our named executive officers Messrs. Earnshaw, Casby, and Carr, their ACIP targets and awards are based on a weighting of 75% of Company goals, and 25% of individual goals. For example, the ACIP bonus for Mr. Earnshaw is computed as 94.2% of 75% plus 84% of 25% for a composite weighting of 91.65%, or 92% rounded up. The composite weighting of 91.65% is multiplied by Mr. Earnshaw’s ACIP target of $44,100 for a total ACIP award of $40,418.

Mr. Casby received $59,127 under the 2006 Sales Incentive Plan, which constituted 54% of his $110,000 target. His target of $110,000 under the 2006 Sales Incentive Plan is comprised of (i) $60,000, or 34.4% of his base salary of $174,417, plus (ii) $50,000, or 28.7% of his salary of $174,417, representing a stretch goal. The Company has modified the disclosure on page 87 of Amendment No. 3 to provide clarification as to this calculation.

2006 and 2007 Equity Incentive Awards, page 87

15.	Please refer to prior comment 35. Please show us your calculations that support your disclosure that Mr. Harris was left in the same after-tax position.

RESPONSE TO COMMENT 15:

The Company has revised the disclosure on pages 90-91 of Amendment No. 3 to eliminate the reference to “the same after-tax position” and to clarify the purpose of the amendment to Mr. Harris’ employment agreement. The compensation committee sought to amend Mr. Harris’ employment agreement to restructure his incentives so that he would be

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eligible to receive roughly the same overall after tax value from either a sale of the Company or an initial public offering (“IPO”) with an equivalent valuation. To accomplish this objective, Mr. Harris agreed to accept a lesser amount of special cash payment upon the occurrence of a change in control in consideration for the grant of 1,425,000 shares of restricted stock with a fair market value per share estimated to be $0.19 in September 2006.

In order to calculate the amounts necessary for this restructuring, the compensation committee began by assuming a future hypothetical enterprise value of $350 million for determining his payout under both a sale of the Company and an IPO. This valuation was selected as a desirable future valuation level for a liquidity event. Assuming this valuation, prior to the restructuring, Mr. Harris would have been eligible to receive approximately $12.9 million in a sale of the Company from his right to receive a special payment plus the proceeds from the sale of his shares. The $12.9 million payout was calculated as follows: (i) the special payment right of 3.0% multiplied by the net estimated proceeds of approximately $346 million ($350 million reduced for estimated transaction costs) less assumed ordinary income taxes of 40.0% for a net payout of approximately $6.2 million, plus (ii) net proceeds of $8.3 million he would receive from selling his restricted shares in the sale of the Company (net of 20.0% assumed capital gains rates). The $8.3 million of proceeds assumed from the sale of his shares was calculated after payment of all liquidation preferences on the preferred stock, i.e. the amount was calculated based on a spreadsheet formula pursuant to the existing liquidation preference rights in the capital structure. In comparison, the value of his restricted stock in an IPO at this same assumed valuation of $350 million was $11.5 million before taxes. This value was calculated by multiplying his 3,522,572 shares of restricted stock by an estimated IPO offering price of approximately $3.26 per share assuming an enterprise value in an IPO of $350 million. The assumed aggregate value was then reduced by an assumed capital gains tax rate of 20.0% for a net assumed value of approximately $9.2 million. Thus, the committee was concerned that Mr. Harris had more financial incentive for a sale of the Company ($12.9 million) compared to an IPO ($9.2 million).

In order to make the financial incentives of Mr. Harris neutral between a sale of the company and an IPO, the compensation committee therefore (i) reduced the amount of his special payment in a sale of the Company, and (ii) calculated an additional number of restricted shares necessary for grant, such that the aggregate amount payable in a sale of the Company was equalized to the value of his shares immediately following an IPO. As described on page 91 of Amendment No. 3, the committee lowered his payout from 3% on all net proceeds to (i) 3% on the first $100 million of net proceeds, 1.5% on the next $75 million, and 0.75% on all net proceeds thereafter. This revised special payment right would result in a reduced pre-tax cash payout upon a sale of the Company of approximately $5.4 million based on an assumed sale price of $350 million, and net after-tax proceeds of approximately $3.2 million (assuming a combined marginal rate of 40%). In order to hold constant his overall combined payout in such a sale to approximately $12.9 million after taxes, the committee then increased his ownership stake in the Company by 1,425,000 shares which, combined with his 3,522,572 shares, would provide him approximately $11.8 million in gross proceeds from such sale, or $9.5 million after taxes, assuming a combined capital gains tax rate of 20%, or a combined proceeds of approximately $12.7 million. This combined amount of $12.7 million following restructuring

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was roughly equivalent to the after-tax payment upon a sale of the Company of $12.9 million prior to restructuring. The amount of proceeds allocable to his shares upon a sale of the Company, as explained above, was a formula amount calculated after payment of all liquidation preference rights. These variables were calculated in parallel with the amount of shares necessary to grant him for a presumed value in an IPO that would be roughly equivalent to such sale payout of $12.7 million. The aggregate share amount of 4,947,572 (1,425,000 additional shares plus 3,522,572 existing shares) at an assumed offering price of $3.21 less capital gains provided Mr. Harris a value of approximately $12.8 million from an IPO (the offering price per share decreased from $3.26 above to $3.21 due to the additional dilution from issuing 1,425,000 shares). It is important to note that the amount of proceeds Mr. Harris received for his shares in a sale of the Company was less than the value assigned to his shares in an IPO of the same enterprise value because the liquidation preferences of the preferred stock absorb more proceeds in a sale scenario, whereas such preferences convert in an IPO scenario.

Following this restructuring, though the value Mr. Harris would receive in a sale of the Company ($12.7 million) compared to the value of his stock following an IPO ($12.8 million) is not identical, the amounts are roughly equal, and therefore the committee is satisfied that his incentives would be better aligned.

The receipt of 1,425,000 shares of restricted stock in September 2006 resulted in ordinary income for Mr. Harris of $270,750 (1,425,000 multiplied by $0.19). The Company has revised the disclosure on page 91 of Amendment No. 3 to clarify that the discretionary bonuses paid to Mr. Harris in 2006 and 2007, as described on pages 88-89 of Amendment No. 3, represent the amounts necessary to offset the additional taxes Mr. Harris incurred in connection with the additional ordinary income he was required to recognize in connection with such employment agreement amendment. In 2006, Mr. Harris therefore received an initial discretionary bonus of $155,000 to offset the federal and Medicare taxes he incurred (based on combined rate of 36.45% representing a marginal federal tax rate of 35% and a Medicare tax rate of 1.45%) equal to (i) $98,688, due to a restricted stock grant worth $270,750 (1,425,000 shares multiplied by the initial estimated fair value per share of $0.19), plus (ii) $56,498, due to a cash gross-up payment of $155,000 necessary to offset the $98,688 in taxes that Mr. Harris incurred for the foregoing grant in clause (i). The $155,000 tax gross-up payment was calculated as follows: $98,688 divided by (1 minus 36.45%), rounded down to an even number.

In April 2007 the compensation committee retrospectively determined that the fair value per share of such grant to Mr. Harris was $0.32 per share. Mr. Harris therefore recognized additional taxable ordinary income of $185,250 (1,425,000 shares multiplied by the increase in value per share of $0.13 ($0.32 minus $0.19)). Accordingly, in April 2007, the compensation committee awarded Mr. Harris a discretionary bonus of $106,253 to offset the federal and Medicare taxes he incurred (based on combined rate of 36.45% representing a marginal federal tax rate of 35% and a Medicare tax rate of 1.45%) equal to (i) $67,524, due to the additional taxable income of $185,250 (1,425,000 shares multiplied by the increase in value per share of $0.13), plus (ii) $38,729, due to the cash gross-up payment $106,253 necessary to offset the $185,250 in taxes that Mr. Harris incurred for the foregoing grant in clause (i). The $106,253 tax gross-up payment was calculated as follows: $67,524 divided by (1 minus 36.45%).

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Grant of Plan-Based Awards, page 93

16.	Please tell us the authority on which you rely to present the information in the last column on a per-share basis.

RESPONSE TO COMMENT 16:

The Company has revised the disclosure in the table of Grants of Plan-Based Awards on page 96 of Amendment No. 3 in accordance with the Staff’s comment to reflect the aggregate fair value, rather than per share fair value, of the stock awards pursuant to Item 402(d) of Regulation S-K.

Employment Agreements and Potential Payments upon Termination ..., page 95

17.	Please tell us why the only table that was revised in response to comment 39 to include the tax reimbursement is the table on page 96 for Mr. Harris.

RESPONSE TO COMMENT 17:

The Company supplementally advises the Staff that it only revised the table on pages 98-99 for Mr. Harris because Mr. Harris is the only executive officer to receive such tax reimbursements under the terms of his employment agreement. Certain other executive officers have “tax-savings” provisions that do not entitle them to tax reimbursement. Rather, in the event such officers would be subject to taxation for severance payments under Section 280G of the Internal Revenue Code, they would be entitled to receive the greater net-after tax payment of either (i) the full payment subject to such excise tax under Section 280G, or (ii) a reduced severance payment such that no portion of the payment is subject to the excise tax under Section 280G.

Rick E. Furtney, page 96

18.	Please tell us why this section does not describe the agreement mentioned in the third paragraph under “Transaction Incentive Program” on page F-29. From the disclosure on page F-29, it appears that the chief operating officer’s program is “in addition” to the program that you say will be terminated in response 30.

RESPONSE TO COMMENT 18:

The Company supplementally advises the Staff that Messrs. Harris and Furtney orally agreed in June 2007 to terminate their right to receive a Special Payment as described on pages F-29–F-30 upon the closing of this offering. Mr. Harris and the Company memorialized his agreement in his Third Amended and Restated Employment Agreement dated September 27, 2007 which is filed as Exhibit 10.16 to this Amendment No. 3. Mr. Furtney and the Company memorialized his agreement in his Amended and Restated Employment Agreement dated September 27, 2007 which is filed as Exhibit 10.17 to this Amendment No. 3. The Company has revised the disclosure in the Notes to the audited financial statements under “Subsequent Events” on page F-34 to describe such amendments to the employment agreements of Messrs. Harris and Furtney.

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Policies and Procedures, page 112

19.	Please expand the disclosure provided in response to prior comment 46 to clarify whether the committee rejects all transactions that do not meet the criteria mentioned in the last sentence.

RESPONSE TO COMMENT 19:

The Company has revised the disclosure on page 115 of Amendment No. 3 in accordance with the Staff’s comment. The Company supplementally advises the Staff that it is not aware of any past transactions with related parties that have been approved by the Company’s audit committee that did not satisfy the criteria set forth on page 115 of Amendment No. 3.

Principal and Selling Stockholders, page 113

20.	Please tell us the authority on which you rely to incorporate or refer investors to a Form ADV.

RESPONSE TO COMMENT 20:

The Company has revised footnote number 5 on page 119 of Amendment No. 3 by replacing the previous reference to a Form ADV filed with the Commission, with the names of the natural persons who are directors of Northern Neck Investors Corp.

21.	Please refer to prior comment 49. Please clarify that the shares mentioned in the penultimate sentence of footnote 3 are not included in the table. Also, tell us how SEC Release No. 34-39538 (January 12, 1998) supports the basis for the exclusion from the table of shares mentioned in the penultimate sentence.

The Company supplementally responds that its response to prior comment 49 should have indicated that the shares referenced in the penultimate sentence of prior footnote number 3 are included in the table. The Company has confirmed with Goldman Sachs & Co. that the current disclosure in footnote 2 on page 118 is accurate in that the shares mentioned in the penultimate sentence of footnote 2 are included in the table. Please note that footnote number 3 changed to footnote number 2 in connection with the prior amendment of the Registration Statement. Footnote 2 discloses that the table reflects shares held by certain operating units (the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). The penultimate sentence of footnote 2 clarifies that certain operating units of GSG disclaim beneficial ownership of such shares to the extent set forth in such penultimate sentence of footnote 2 in accordance with Rule 13d-4 of the Securities Exchange Act of 1934, as amended. The reference to Release No. 34-39538 in footnote 2 exists to also clarify that, pursuant to such Release, the table does not reflect securities, if any,

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beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with this Release.

Underwriting, page 127

22.	We note the revisions to the last, paragraph on page 130. Please disclose an estimate of the amount of securities intended to be sold to any accounts over which the underwriters exercise discretionary authority.

RESPONSE TO COMMENT 22:

The Company has revised the disclosure on page 134 of Amendment No. 3 in accordance with the Staff’s comment.

Consolidated Statement of Operations, page F-5

23.	Please refer to prior comment 55. We note your response to our comment which states that you intend to obtain of waiver of the requirement that the initial public offering result in aggregate proceeds of at least $30 million at a purchase price of not less than $2.6766 per share. Please tell us the terms of the waiver agreement. Also confirm that the pro forma information, as presented, is accurate and that the waivers are probable.

RESPONSE TO COMMENT 23:

The Company supplementally advises the Staff that the Company’s Board of Directors has approved a form of stockholder consent which would cause the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock to convert into common stock upon the closing of any initial public offering (regardless of the aggregate proceeds or the price per share of such offering) pursuant to the Registration Statement, which occurs prior to prior to February 29, 2008. The Board of Directors has directed management of the Company to seek such stockholder signatures of such consent. The Company is currently in the process of soliciting such stockholder consent. Given that the individual members of the Company’s Board of Directors represent entities holding nearly all of the votes necessary for such waiver and consent, the Company believes it is highly probable it will obtain the necessary stockholder signatures to such consent. The Company supplementally confirms to the Staff that the pro forma information, as presented, will be accurate.

Note 1. The Company and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

24.	Please refer to prior comment 57. We note that you continue to use the word generally when describing your accounting policy for sales to distributors. Please revise the note to include a clear description of your accounting policy which sets forth the accounting you

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follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

The Company supplementally advises the Staff that it has updated its accounting policy disclosures for sales to distributors on pages 44 and F-10.

Note 2. Acquisition, page F-15

25.	Please refer to prior comment 58. Please revise the filing to disclose how you determined the fair market value as discussed in your response.

RESPONSE TO COMMENT 25:

The Company has revised the disclosure on page F-15 of Amendment No. 3 in accordance with the Staff’s comment.

Note 4. Stock-Based Compensation, page F-17

26.	Please refer to prior comment 60. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

RESPONSE TO COMMENT 26:

The Company has revised the Subsequent Events footnote on page F-33 of Amendment No. 3 to disclose option activity after June 30, 2007. [*****] Information redacted pursuant to a confidential treatment request by Intellon Corporation.

27.	In this regard, we note that you issued Series C redeemable convertible preferred stock in December 2006 at an issuance of $1.3383 per share. We also note your issuance of common stock and options during September 2006 through April 2007, which you determined the fair value to be $.19-.71 per share for options and $.32-.71 per share for restricted common stock. We generally believe that securities convertible into common shares are strong evidence of fair value. Progressively bridge management’s fair value per share determination of your common stock to the conversion price of the Series C preferred shares. Additionally, please tell us the dates of all the discussions with your underwriters and state any per share prices or price ranges discussed.

RESPONSE TO COMMENT 27:

[*****] Information redacted pursuant to a confidential treatment request by Intellon Corporation.

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October 3, 2007	REQUESTED BY
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Note 7. Redeemable Convertible Preferred Stock, page F-23

Dividends

28.	Please revise to disclose the cumulative dividends in arrears as of June 30, 2007.

RESPONSE TO COMMENT 28:

The Company has revised disclosure on page F-26 in accordance with the Staff’s comment.

Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 416-6829. Thank you for your assistance.

Respectfully submitted,

PROSKAUER ROSE LLP

/s/ Trevor J. Chaplick
Trevor J. Chaplick

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Julie H. Jones, Ropes & Gray LLP